August 31, 2007
Mr. Paul Cline, Senior Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Flagstar Bancorp, Inc. File No. 001-16577 Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 1, 2007 Form 10-Q for the Quarterly Period Ended March 31, 2007 Filed May 8, 2007
Dear Mr. Cline:
As discussed with Mr. Michael Volley of the Staff of the Securities and Exchange Commission on August 28, 2007, we are writing to request an additional extension of time for Flagstar Bancorp, Inc. to respond to the comments listed in the Staff’s letter to us dated July 19, 2007. We previously requested and were granted an extension to August 31, 2007.
The following summarizes the reasons for our request for this additional extension:
Since receiving the comment letter on July 19, 2007, we have devoted considerable effort and resources to review all comments and commence our analysis and, as discussed in our previous request for an extension, we initially focused on filing our Form 10-Q and Form 8-K as part of our overall efforts to address the Staff’s comments as expeditiously as possible. However, the significant demands on management time over the past few weeks to address the sudden onset of volatility that continues in the current credit markets, as well as the unavailability during late August of several necessary parties, has not allowed us to spend the time needed to complete our responses. Further, given the eventual public nature of our response letters, we require additional time to consult with our securities counsel regarding submission of redacted documents.
Based on the above, we would appreciate it if you could grant us an extension to September 28, 2007. We would also greatly appreciate it if you could notify us shortly after receiving this letter so we can plan our response actions accordingly. If you would like to discuss this matter with me directly, please do not hesitate to contact me at 248-312-5580. Thank you.

Very truly yours,

/s/	Paul D. Borja

Paul D. Borja
Executive Vice President
Chief Financial Officer